[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

January 20, 2015

VIA EDGAR CORRESPONDENCE

Alison White

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Funds, Inc.
File Nos. 811-05309 and 033-16905

Dear Ms. White:

This letter responds to your comments given during a telephone conversation with our office on December 8, 2014 regarding the registration statement filed on Form N-1A for Nuveen Investment Funds, Inc. (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 18, 2014, which relates to Nuveen Core Bond Fund, Nuveen Core Plus Bond Fund, Nuveen Inflation Protected Securities Fund, Nuveen Short Term Bond Fund and Nuveen Strategic Income Fund (individually, a “Fund” and collectively, the “Funds”), each a series of the Trust. The prospectus and statement of additional information for the Funds have been revised in response to your comments.

ALL FUNDS

GENERAL COMMENTS

COMMENT 1

Please include the Tandy representations in the response letter.

RESPONSE TO COMMENT 1

The Tandy representations are included at the end of this response letter.

PROSPECTUS

COMMENT 2 — COVER PAGE

Please provide the ticker symbols for Class R6 on the cover page once you obtain it.

RESPONSE TO COMMENT 2

The ticker symbols have been added to the cover page.

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

In each Fund’s “Annual Fund Operating Expenses” table, please confirm that the fee waiver explained in footnote 3 does not apply to Class R6 shares or revise the disclosure.

RESPONSE TO COMMENT 3

The fee waiver applies to Class R6 shares and the disclosure in footnote 3 has been revised accordingly.

COMMENT 4 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

In each Fund’s “Annual Fund Operating Expenses” table, please revise footnote 4 to state that the expenses for Class R6 shares are based on estimated amounts for the current fiscal year.

RESPONSE TO COMMENT 4

The footnote disclosure has been revised in response to this comment.

COMMENT 5 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

For each Fund, please confirm that the amounts that will be provided in the respective “Example” tables will reflect that Fund’s fee waiver and will only reflect the fee waiver for the period that it is expected to be in place.

RESPONSE TO COMMENT 5

Management confirms that the amounts provided in the “Example” tables reflect the fee waivers only for the periods that they are expected to be in place.

COMMENT 6 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

The derivatives disclosure in each Fund is the same. Please tailor the derivatives descriptions for each Fund. Please review the guidance provided by the Division of Investment Management about derivative-related disclosure by investment companies in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. In addition, please consider whether the risks of all of the identified derivatives are appropriately disclosed. As indicated in the guidance, the disclosure concerning the principal risks of the Fund should be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions.

RESPONSE TO COMMENT 6

Management confirms that the derivatives disclosure is properly tailored because each Fund may invest in the derivatives listed in the “Principal Investment Strategies” sections as a part of its principal investment strategy. Management also believes that the risk disclosure in the prospectus is consistent with the above-referenced guidance. The risk disclosure describes the principal risks involved with the derivative instruments that may be used by each Fund.

COMMENT 7 — FUND SUMMARY — PRINCIPAL RISKS

Please revise the “Bond Market Liquidity Risk” disclosure to be in plain English.

RESPONSE TO COMMENT 7

The risk disclosure has been revised in response to this comment.

COMMENT 8 — HOW WE MANAGE YOUR MONEY — WHO MANAGES THE FUND

Under the “Management Fees” section, please clarify the meaning of “adjusted downward for Class R6 for savings resulting from the sub-transfer agent and similar fees that are not charged to the R6 shares.”

RESPONSE TO COMMENT 8

The prospectus disclosure has been revised in response to this comment.

COMMENT 9 — HOW YOU CAN BUY AND SELL SHARES — HOW TO SELL SHARES — REDEMPTIONS IN-KIND

If the Fund will ever redeem shares in-kind with illiquid securities, please disclose this possibility and disclose that such illiquid securities may not be sellable.

RESPONSE TO COMMENT 9

The prospectus disclosure has been revised in response to this comment.

NUVEEN CORE PLUS BOND FUND

PROSPECTUS

COMMENT 10

In the prospectus, please explain the meaning of the term “plus” in the name.

RESPONSE TO COMMENT 10

The term “plus” refers to the Fund’s ability to invest a higher amount in non-investment grade securities. This term is common in the marketplace. For example, the Lipper Fund Classifications includes a classification for “Core Plus Bond Funds,” which is generally defined as funds that invest at least 65% in domestic investment-grade debt issues with any remaining investment in non-benchmark sectors such as high-yield, global and emerging market debt.

ALL FUNDS

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 11 — INVESTMENT POLICIES AND TECHNIQUES — CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The “Cash Equivalents and Short-Term Investments” section states that “The Funds may temporarily invest without limit in [cash, cash equivalents, and in a variety of short-term investments] for liquidity purposes, or in an attempt to respond to adverse market, economic, political or other conditions.” Please include this disclosure in the prospectus, as required by instruction number 6 to Item 9(b)(1) of Form N-1A.

RESPONSE TO COMMENT 11

On page 37, the second sentence under the “Cash Equivalents and Short-Term Investments” section states: “The Funds may temporarily invest without limit in such holdings for liquidity purposes, or in an attempt to respond to adverse market, economic, political or other conditions.”

COMMENT 12 — INVESTMENT POLICIES AND TECHNIQUES — DERIVATIVES

With regard to the total return swaps, please note that when the Funds engage in total return swaps, they must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also, note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Funds operate. In addition, with regard to the credit default swaps, please confirm that when the Funds write or sell a credit default swap, the full notional value of the credit default swaps will be adequately covered.

RESPONSE TO COMMENT 12

Each Fund will set aside an appropriate amount of assets when it engages in total return swaps. In addition, each Fund will adequately cover the full notional value of a credit default swap only when it sells protection.

COMMENT 13 — DISCLOSURE OF PORTFOLIO HOLDINGS

Please disclose any policies and procedures with respect to the receipt of compensation or other consideration by the Fund, its investment adviser or any other party in connection with the disclosure of portfolio holdings.

RESPONSE TO COMMENT 13

The statement of additional information disclosure has been revised in response to this comment.

COMMENT 14 — EXHIBITS

Please include a consent of the independent public accounting firm.

RESPONSE TO COMMENT 14

A consent of the independent public accounting firm has been included as an exhibit.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren